[Dechert Letterhead]

March 9, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fidelity Rutland Square Trust II
Securities Act File No. 333-139427
Investment Company Act File No. 811-21991

Ladies and Gentlemen:

On behalf of Fidelity Rutland Square Trust II (“Trust”), an open-end, management investment company, enclosed herewith for filing is Pre-Effective Amendment No. 1 to the Trust’s initial Registration Statement on Form N-1A (“Amendment”).  The Amendment is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission communicated by Robert Lamont, Senior Counsel, Office of Insurance Products, Division of Investment Management, via letter dated February 13, 2007, and adding certain required information.

The Trust intends to file another pre-effective amendment to the Registration Statement in order to add remaining exhibits and information necessary to complete the Registration Statement.  It is not anticipated that the Trust will initiate a public offering of its shares or otherwise gather more than de minimus assets prior to April 2007.  Accordingly, the Trust and the proposed distributor of its shares anticipate requesting at a later date that the effectiveness of the Registration Statement be accelerated.

Please contact me at 202.261.3451 or Anthony Zacharski at 860.524.3937 with any questions or comments regarding the attached.

Sincerely,

/s/ Julien Bourgeois

Julien Bourgeois
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